

November 2, 2010

Mace Security International, Inc.
Gregory M. Krzemien, Treasurer
240 Gibraltar Road, Suite 220
Horsham, PA 19044

> **Re: Mace Security International, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the periods ended March 31, 2010 and June 30, 2010**
> **File No. 0-22810**

Dear Mr. Krzemien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

From 10-K for the year ended December 31, 2009

Summary of Critical Accounting Policies, page 39

Goodwill, page 41

1. We note that an impairment of goodwill could be material to your operations. We also note that sales and operating profits have suffered in the current economic environment. Please revise future filings, including your next Form 10-Q, to disclose the number of reporting units in each reportable segment. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders' equity, please revise future filings, including your next Form 10-Q, to identify the reporting unit, along with the corresponding reportable segment, and to provide the following disclosures for each such unit:
    * The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

- The amount of goodwill allocated to the unit.
- A description of the material assumptions that drive estimated fair value.
- A discussion of the uncertainties associated with each key assumption. For example, to the extent that your assumptions materially deviate from your historical results, please include a discussion of those assumptions.
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies – Revenue Recognition, page F-8

2. We note your disclosure on page three and throughout your filing which indicate that you monitor video and security alarms as well as deliver surveillance products and components. Please tell us, and in future filings enhance your revenue recognition disclosures, to address the type of contracts you have in this business, the typical duration of your contracts and how you record revenue for these services. Please also tell us what consideration you have given to Multiple Element Arrangements, ASC Topic 605-25.

Form 10-Q for the quarter ended March 31, 2010
Form 10-Q for the quarter ended June 30, 2010

Item 4T. Controls and Procedures, page 36

3. Your reference to COSO appears to be improperly included in your Item 307 "Disclosure Controls and Procedures" disclosures. In future filings please ensure your disclosures are in accordance with Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Kevin Stertzel as (202) 551-3723 or me at (202) 551-3768 with any other questions.

Sincerely,

John Cash
Branch Chief